

17017942

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2016 AND ENDING 04/30/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDUFFIE MORRIS FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BROADRIVER RD
(No. and Street)

ORMOND BEACH FL, 32174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFTON MORRIS, SR (386) 677-9557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL STAR
(Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVE DAYTONA BEACH SHORES FL 32118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDuffie Morris Financial Group, Inc, as of April 30th, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


STACY BOWDRE
Notary Public - State of Florida
Commission # GG 003042
My Comm. Expires Oct 11, 2020
Bonded through National Notary Assn

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED APRIL 30, 2017

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED APRIL 30, 2017

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders
of MCDUFFIE MORRIS FINANCIAL GROUP, INC.

We have audited the financial statements of McDuffie Morris Financial Group, Inc. ("Company") which comprise the statement of financial condition as of APRIL 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
June 1, 2017

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF APRIL 30, 2017

ASSETS	For Year Ended April 30, 2017
CURRENT ASSETS	
Cash and cash equivalents	$ 8,277
Accounts receivable	5,519
Other current assets - Prepaid insurance	-
Total current assets	13,796
PROPERTY AND EQUIPMENT, net	
Furniture and fixtures	12,627
Leasehold improvements	8,266
Less accumulated depreciation	(20,893)
Net Property and Equipment	-
Other non-current assets, less accumulated amortization	-
TOTAL ASSETS	$ 13,796
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and other accrued liabilities	$ 184
Other Accrued expenses	-
Total current liabilities	184
STOCKHOLDER'S EQUITY	
Capital stock, $10 stated value, authorized 1,000 shares; issue and outstanding, 700 shares	7,000
Additional paid in capital	1,995
Retained earnings	4,617
Total Stockholders' Equity	13,612
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,796

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF OPERATIONS
AS OF APRIL 30, 2017

		2016
REVENUES:		
Revenue from sale of investments	$	253,201
Interest income		33
Total revenue		253,234
EXPENSES:		
Salaries and other employment costs	$	215,363
Other compensation and benefits		2,600
Regulatory fees and expenses		2,180
General operating expenses		29,464
Total expenses		249,607
NET (LOSS) FROM OPERATIONS	$	3,627

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF CHANGES IN STOCKHOLDR'S EQUITY
AS OF APRIL 30, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, April 30, 2016	$ 7,000	$ 1,995	$ 990	$ 9,985
Plus Capital Contributions				-
Less Distributions				-
Net income (loss) for 2016			$ 3,627	3,627
Balances, April 30,2017	$ 7,000	$ 1,995	$ 4,617	$ 13,612

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF CASH FLOWS
AS OF APRIL 30, 2017

		2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	3,627
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Increase in accounts receivable		(5,519)
Decrease in other current assets		-
Decrease in accounts payable and accrued expenses		(107)
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		(1,999)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		-
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,999)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		10,276
CASH AND CASH EQUIVALENTS, END OF YEAR	$	8,277

See notes to financial statements and auditors' report.

Note 1 Organization and Summary of Significant Accounting Policies

Organization and Business
McDuffie Morris Financial Group, Inc. ("Company") was incorporated in the state of Maryland and started operations in October 1995. The Company subsequently moved its charter to the state of Florida in December 2003. The Company maintains a branch office in Maryland, with the main office in Florida. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual funds, tax deferred investments, and related insurance products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes commissions and fees earned on initial investment contracts as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product with the initial one-year period. Such charge backs are recognized when incurred.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company files its federal and state income tax returns using the accrual basis of accounting. As such, there are no timing differences between the financial statements and the tax returns. Accordingly, no provision for deferred income tax has been included in these financial statements.

At April 30, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2016) remain subject to income tax audits.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments, Concentration of Risk and Contingencies***

Financial instruments subject to risk concentration are cash and cash equivalents. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The cash and cash equivalents for the Company do not exceed the FDIC insured limit as of April 30, 2017.

Note 3 ***Property and Equipment***

Property and equipment consist of furniture and fixtures. There was no depreciation expense for the year ended April 30, 2017. Expenditures for maintenance and repairs was $300.

Note 4 **Commitments, Contingencies, and Related Party Transactions**

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was unrelated. Morris Wealth Management Group, LLC charged management fees of $120,000 for the year ended April 30, 2017. Additionally, they do share certain common resources, equipment and personnel without separate fees being charged. The Company pays annually $18,000 in rent for its office location, there is not a formal lease agreement in place.

Note 5 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At April 30, 2017, the Company has net capital and net capital requirements of $8,093 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0 to 1.

Note 6 **Regulatory Requirements**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

McDUFFIE MORRIS FINANCIAL GROUP INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30,2017

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	13,612
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		13,612
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2014		-
Total capital and allowable subordinated liabilities		13,612
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		5,519
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		8,093
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	8,093
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	-
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	-
Excess net capital		3,093
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		2,093

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
APRIL 30, 2017

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	-
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	-
Ratio: Aggregate indebtedness to net capital		0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of April 30,2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		8,093
Net audit adjustments		-
Net capital per above		8,093

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of April 30,2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
McDuffie Morris Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) McDuffie Morris Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the securities Exchange Act of 1934.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

June 16, 2017

McDUFFIE/MORRIS FINANCIAL GROUP, INC.
Clifton Morris Jr, CLU, ChFC
President

3 BROADRIVER ROAD * ORMOND BEACH, FLORIDA 32174-8744
PHONE*(386)677-9557* FAX: (410)675-9699 * MOBIL (386)506-9925
EMAIL:CLIFF@MYMMFG.COM

May 7, 2017

Michal D. Star, CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

Re: Exemption Report claimed under Rule 15c3-3(k)(2)(ii)

Dear Mr. Star

In connection with your engagement to perform a review of McDuffie-Morris Financial Group, Inc. Exemption Report under Rule l5c3-3(k)(2)(ii) for the year ended April 30, 2017, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, we confirm to the best knowledge and belief, McDuffie-Morris Financial Group, Inc. has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended April 30, 2017. The Firm is exempt from Rule I5c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule l5c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to April 30,2017 that McDuffie-Morris Financial Group, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(2)(iii).

Your report is intended solely for the information and use of McDuffie-Morris Financial Group, Inc, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

McDuffie-Morris Financial Group, Inc.



Clifton Morris, Jr., CLU, ChFC
President

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF EXCLUSION FORM MEMBERSHIP (FORM SIPC-3)

Managing Member of McDuffie Morris Financial Group Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by McDuffie Morris Financial Group Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating McDuffie Morris Financial Group Inc.'s compliance with the applicable instructions of Form SIPC-3. McDuffie Morris Financial Group Inc.'s management is responsible for McDuffie Morris Financial Group Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Confirmed that Form SIPC-3 was filed and completely filled out.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
June 1, 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] PRESIDENT 1/10/2017

Authorized Signature/Title Date

SIPC-3 2017

8-48782 FINRA APR 02/01/1996
MCDUFFIE/MORRIS FINANCIAL GROUP INC
3 BROADRIVER ROAD
ORMOND BEACH, FL 32174-8744

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending APR 30, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

CORPORATE OFFICES
1 FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
TELEPHONE: 617-535-4766
FAX: 617-350-7907
www.ironmountain.com



June 15, 2017

Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549

RE: SEC Rule 17a-4(i) Letter of Undertaking

Dear Sir or Madam:

With respect to any books and records maintained or preserved on behalf of Tradition North America ("Tradition"), Iron Mountain Information Management, LLC ("Iron Mountain") hereby undertakes to permit examination of such books and records at any time or from time to time during business hours by representatives or designees of the Securities and Exchange Commission, and to promptly furnish to said Commission or its designee true, correct, complete and current hard copy of any or all or any part of such books and records.

For further clarity, Iron Mountain shall make available to the Commission cartons of hard copy records stored by Iron Mountain for Tradition pursuant to a service agreement dated July 13, 2015. As Iron Mountain does not have independent knowledge of the content of the hard copy records stored in cartons on behalf of Tradition, Iron Mountain will make such hard copy records available to achieve the regulatory compliance described above by permitting examination of, or delivering, all cartons in its possession that are stored on behalf of Tradition to the Commission, subject to applicable fees to be paid by Tradition. To the extent that the Commission requires access to Iron Mountain premises, Commission shall provide Iron Mountain with advanced written notice of such access and, while its representatives are on Iron Mountain premises, they must comply with the Iron Mountain safety and security policies.



Approved as to Form and Legal Content:
Iron Mountain Legal Department

Brian R. Riley, Contracts Specialist
Date: June 15, 2017
Customer: Tradition North America

Iron Mountain Information Management, LLC

Signature: 
Name: Jorge Martins
Title: Director of Business Support
Date: June 15, 2017

cc: FINRA District 10
One World Liberty Street
New York, NY 10281